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                    November 5, 2021

       Nicholas Galeone
       President, Executive Director and Director
       UBS Commercial Mortgage Securitization Corp.
       1285 Avenue of the Americas
       New York, New York 10019

                                                        Re: UBS Commercial
Mortgage Securitization Corp.
                                                            Registration
Statement on Form SF-3
                                                            Filed November 3,
2021
                                                            File No. 333-260708

       Dear Mr. Galeone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Eathen Gums at 202-551-7991 or Benjamin Meeks at 202-551-7146 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Structured Finance